April 7, 2021

Ms. Elena Stojic

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Applied Finance Valuation Large Cap ETF

Dear Ms. Stojic:

This letter provides the Trust’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you recently provided. The comments addressed the Post-Effective Amendment (“PEA”) to the Trust’s registration statement, which was filed on January 8, 2021 under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”). The PEA was filed to register a new series, the Applied Finance Valuation Large Cap ETF (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Prospectus

1.	Comment: Footnote 2 of the Fund’s fee table, found on page 1 of the Prospectus, indicates that “Other Expenses” and “Acquired Fund Fees and Expenses” are estimated for the Fund’s initial fiscal year. Explain how the Fund determined its estimated expenses and why such estimates are reasonable.

Response: As indicated in footnote 2, “Other Expenses” has been estimated to be 0.00% for the Fund’s initial fiscal year. This estimate is based on the Adviser’s commitment to pay most of the Fund’s operating expenses out of its investment management fee. In addition, based on the Adviser’s anticipated level of investment in other funds, the Fund has estimated that “Acquired Fund Fees and Expenses” (“AFFE”) to be less than 0.01% of the average net assets of the Fund for the Fund’s initial fiscal year. Consistent with this estimate, the Fund has removed investments in exchange-traded funds (“ETFs”) as a principal investment. As a result, no separate line item has been added to the fee table for AFFE.

2.	Comment: The Fund’s name includes “Large Cap” which invokes Rule 35d-1 of the 1940 Act. In addition, the Fund’s name includes “US” which also invokes Rule 35d-1. Revise the Fund’s principal investment strategy discussion to comply with the requirements of Rule 35d-1.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. Stojic

U.S. Securities and Exchange Commission

April 7, 2021

Response: The Fund has decided to change its name to the “Applied Finance Valuation Large Cap ETF.” The Fund has revised the disclosure in the Principal Investment Strategies section to address the requirements of Rule 35d-1 by adding an 80% investment requirement in large cap securities. See Exhibit A at the end of this response letter for the revised language.

3.	Comment: Explain what you mean by “stewardship” in the Fund’s name. Does this involve some form of investment analysis involving environmental, social, and governance (“ESG”) factors? The “stewardship” concept should be discussed in the Fund’s principal investment strategy discussion. As applicable, add risk information to the principal risks’ discussion.

Response: The word “Stewardship” has been deleted from the Fund’s name.

4.	Comment: The discussion of the Fund’s principal investment strategies does not provide investors with sufficient information to understand how securities are selected for investment. Add information, as applicable, that explains what types of data and/or analysis is used to select investments. Are models used in selecting Fund holdings? If so, explain the models. Are valuation ranges considered in the investment process? If so, add that information.

Response: The Trust has revised the disclosure to address your comment. Please see Exhibit A for the revised language.

5.	Comment: The Fund defines “large cap companies” as companies with market capitalizations of $3 billion or more, measured at the time of purchase. Why did the Fund select that definition instead of the more common industry definition of $5 billion or more?

Response: The definition of “Large Cap” has been revised to $5 billion or more, measured at the time of purchase. Please see Exhibit A for the revised language.

6.	Comment: Provide in correspondence whether the Adviser has experience managing this strategy in separately managed accounts, private client accounts or in any other capacity. Consider revising the “New Adviser Risk” to provide additional information for investors.

Response: The Adviser has not utilized this particular investment strategy for separately managed accounts, private client accounts or other client accounts. However, the Adviser has extensive experience in managing mutual fund portfolios and identifying successful investment strategies. Given the Adviser’s extensive management experience, we have added additional disclosure in the “New Adviser Risk” narrative that notes this experience and makes reference to the sub-adviser’s experience in managing ETFs.

Ms. Stojic

U.S. Securities and Exchange Commission

April 7, 2021

7.	Comment: The Fund’s principal investment strategies discussion includes investing in ETFs. Explain why the Fund is not disclosing acquired fund fees and expenses in its fee table if ETFs are a part of the Fund’s principal investment strategies.

Response: The Adviser has concluded that investing in other ETF’s will not be a principal investment strategy for the Fund. Accordingly, the discussion relating to ETF investing has been deleted from the principal investment strategies discussion.

8.	Comment: In correspondence identify who the sub-adviser is and provide the typical percentage of the Fund’s assets that will be allocated/managed by the sub-adviser.

Response: The sub-adviser is Toroso Asset Management. Toroso is a SEC registered investment adviser located at 898 N. Broadway, Suite 2, Massapequa, New York 11758. Toroso is responsible for implementing the trading functions for the Fund.

9.	Comment: The discussion in the principal investment strategies section indicates the Fund is going to use a “multi-strategy approach” that will involve “a range of investment strategies across asset classes and styles.” Explain how the Fund will satisfy its 80% large cap investment requirement if it intends to invest across asset classes.

Response: The Trust has revised the disclosure to delete the entire paragraph containing the noted language.

10.	Comment: The Fund lists “Sector Risk” as principal risk, if applicable, list any sector or sectors the Fund intends to focus on at the outset of the Fund’s operations. If any sector or sectors are listed add specific risk information for the sector or sectors listed.

Response: The Trust does not anticipate the Fund focusing its investments in any one or more sectors at the outset of the Fund’s operations. The Trust will monitor this as it relates to future updates to the prospectus and add specific sector risk information if applicable.

11.	Comment: Expand “New Fund Risk” to address such items as liquidity and wide bid-ask spreads in the trading in Fund shares. In addition, note that if the Fund does not grow its assets it may be unable to implement the Fund’s investment strategies and achieve portfolio diversification.

Response: The Trust believes its discussion of “ETF Structure Risk” addresses potential liquidity and bid-ask related risks associated with trading Fund shares, so it has respectfully passed on this portion of the comment. However, the Trust has revised its “New Fund Risk” to address the impact lack of assets could have on implementing the Fund’s strategy and achieving portfolio diversification. Please see Exhibit A.

12.	Comment: The Fund’s section “Additional Information About the Fund’s Investments” does not satisfy the requirements of Item 9 of Form N-1A. Revise this section to comply with the requirements of Item 9.

Ms. Stojic

U.S. Securities and Exchange Commission

April 7, 2021

Response: The Trust has revised its Item 9 discussion to address your comments. Please see Exhibit B for the revised language.

Statement of Additional Information (SAI)

13.	Comment: On page 19 of the SAI, under the section “Sub-Adviser” add information on the advisory fee rate paid to the sub-adviser.

Response: The Trust has revised the SAI to remove the sub-adviser’s advisory fee altogether. This was done due to the fact the Fund and the Adviser to the Fund have filed for a manager of manager exemptive relief order from the SEC. As part of the requested relief, the Trust and Adviser are asking for relief from the respective disclosure requirements as it relates to the sub-advisory fee(s) paid to a sub-adviser. The Trust does not believe the relief being requested presents any new or novel matters for the Commission to consider so the Trust expects the order to be issued allowing for non-disclosure of the sub-adviser fees. In response to this request for relief, the Trust has added the following disclosure to the prospectus and SAI explaining the status of its manager of manager relief request.

Manager-of-Managers Structure

The Adviser and the Trust have filed an application for an exemptive order from the SEC that, if granted, will allow the Fund to operate in a “manager of managers” structure whereby the Adviser, as the Fund’s investment adviser, can appoint and replace both wholly owned and unaffiliated sub-advisers, and enter into, amend and terminate sub-advisory agreements with such sub-advisers, each subject to Board approval but without obtaining prior shareholder approval (the “Manager of Managers Structure”). The Fund will, however, inform shareholders of the hiring of any new sub-adviser within 90 days after the hiring. If granted, the SEC exemptive order will provide the Fund with greater efficiency and without incurring the expenses and delays associated with obtaining shareholder approval of sub-advisory agreements with such sub-advisers.

The use of the Manager of Managers Structure with respect to the Fund will be subject to certain conditions that will be set forth in the SEC exemptive order. Under the Manager of Managers Structure, the Adviser will have the ultimate responsibility, subject to oversight by the Board, to oversee the sub-advisers and recommend their hiring, termination, and replacement. The Adviser will also, subject to the review and approval of the Board: set the Fund’s overall investment strategy; evaluate, select and recommend sub-advisers to manage all or a portion of the Fund’s assets; and implement procedures reasonably designed to ensure that each sub-adviser complies with the Fund’s investment objective, policies and restrictions. Subject to the review of the Board, the Adviser will allocate and, when appropriate, reallocate the Fund’s assets among sub-advisers and monitor and evaluate the sub-advisers’ performance.

Ms. Stojic

U.S. Securities and Exchange Commission

April 7, 2021

14.	Comment: This item is not in response to a comment provided by the Staff. The Trust wants to bring to your attention the following new disclosure as it relates to the fundamental investment restriction on industry concentration.

Response: The Trust has revised its fundamental investment restriction on industry concentration to the following:

7.	May not invest more than 25% of the value of its net assets in the securities of one or more issuers conducting their principal business activities in the same industry; except that if the Fund’s principal investment objective/strategy is to target the performance of a specific index, the Fund will invest more than 25% of its total assets in securities of issuers in a particular industry to approximately the same extent that the Fund’s target index concentrates in the securities of issuers in a particular industry. The limitation against industry concentration does not apply to investments in securities of the U.S. government, its agencies and instrumentalities.

*       *      *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

Ms. Stojic

U.S. Securities and Exchange Commission

April 7, 2021

Exhibit A

Principal Investment Strategies

Under normal circumstances, the Fund will invest at least 80% of its net assets in equity securities of large cap companies. The Fund defines large cap companies as companies with market capitalizations of $5 billion or more, measured at the time of purchase. In choosing investments, the Adviser typically selects large cap equity securities that it believes offer superior return potential and may consider, among other factors, a company’s valuation, projected future earnings, dividends, financing activity, growth potential, recent performance, and business strategy. To select securities for the Fund, the Adviser utilizes its proprietary research and valuation models that employ the factors described above to identify appropriate securities for the Fund.

The Adviser anticipates generally holding at least 200 different positions in the Fund’s portfolio. Although the Fund generally holds at least 200 different positions across a broad spectrum of sectors, it may at times take larger positions (greater than 5%) in certain holdings and/or sectors when its research and valuation models indicate that such investments are appropriate. As a result, the Fund will operate as a "non-diversified" fund, which means it can invest in fewer securities at any one time than a diversified fund.

The Fund may also invest in small and mid-cap companies, convertible securities, preferred stocks, rights and warrants.

The Adviser will typically sell a company from the Fund’s portfolio when the Adviser believes it no longer offers superior investment potential. The Adviser may also sell positions that have grown too large relative to the overall portfolio. The Fund’s investments will be the responsibility of the Adviser and the Fund’s sub-adviser, Toroso Asset Management (the “Sub-Adviser”).

Principal Risks

As with all funds, a shareholder is subject to the risk that his or her investment could lose money. The principal risks affecting shareholders’ investments in the Fund are set forth below. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the FDIC or any government agency.

Equity Securities Risk. Since it purchases equity securities, the Fund is subject to the risk that stock prices will fall over short or extended periods of time. Historically, the equity markets have moved in cycles, and the value of the Fund’s equity securities may fluctuate from day to day. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. These factors contribute to price volatility, which is a principal risk of investing in the Fund.

Market Risk. The value of securities in the Fund’s overall portfolio will fluctuate and, as a result, the Fund’s share price may decline suddenly or over a sustained period.

Ms. Stojic

U.S. Securities and Exchange Commission

April 7, 2021

Management Risk. The strategies used by the Adviser may fail to produce the intended result.

Large Cap Risk. Larger, more established companies may be unable to attain the high growth rates of successful, smaller companies during periods of economic expansion.

Risks of Investment Selection. The Fund's investment success depends on the skill of the Adviser in evaluating, selecting, and monitoring the portfolio assets. If the Adviser's conclusions about growth rates or securities values are incorrect, the Fund may not perform as anticipated.

Risk of Other Equity Securities. Other equity securities in which the Fund may invest include convertible securities, preferred securities, rights and warrants.

Convertible Securities. Convertible securities are subject to the risks and price fluctuations of the underlying stock. They may be subject to the risk that the issuer will not be able to pay interest or dividends when due and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. Some convertible preferred stocks have a conversion or call feature that allows the issuer to redeem the stock before the conversion date, which could diminish the potential for capital appreciation on the investment.

Preferred Securities. The fixed dividend rate of preferred stocks may cause their prices to behave more like those of debt securities. If interest rates rise, the value of preferred stock having a fixed dividend rate tends to fall. Preferred stock generally ranks behind debt securities in claims for dividends and assets of the issuer in a liquidation or bankruptcy.

Rights and Warrants. The price of a warrant does not necessarily move parallel to the price of the underlying security and is generally more volatile than that of the underlying security. Rights are similar to warrants, but normally have a shorter duration. The market for rights or warrants may be very limited and it may be difficult to sell them promptly at an acceptable price. Rights and warrants have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Sector Risk. Sector risk is the possibility that securities within the same group of industries will decline in price due to sector-specific market or economic developments. If the Fund invests more heavily in a sector, the value of its shares may be especially sensitive to factors and economic risks that specifically affect that sector.

Non-Diversification Risk. The Fund is a non-diversified portfolio, which means that it has the ability to take larger positions in a smaller number of securities than a portfolio that is "diversified." Non-diversification increases the risk that the value of the Fund could go down because of the poor performance of a single investment or limited number of investments.

ETF Structure Risk. The Fund is structured as an ETF and as a result is subject to special risks, including:

Ms. Stojic

U.S. Securities and Exchange Commission

April 7, 2021

•     Trading Issues Risk. Although it is expected that shares of the Fund will remain listed for trading on NYSE Arca (the “Exchange”), trading in Fund shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Fund shares inadvisable, such as extraordinary market volatility. There can be no assurance that Fund shares will continue to meet the listing requirements of the Exchange or will trade with any volume. There is no guarantee that an active secondary market will develop for shares of the Fund. In stressed market conditions, the liquidity of shares of the Fund may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than shares of the Fund. This adverse effect on liquidity for the Fund’s shares in turn could lead to differences between the market price of the Fund’s shares and the underlying value of those Shares.

•     Market Price Variance Risk. The market prices of shares of the Fund will fluctuate in response to changes in the Fund’s net asset value (“NAV”) and supply and demand for Fund shares and will include a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. There may be times when the market price and the NAV vary significantly. This means that Fund shares may trade at a discount to NAV. The market price of Shares may deviate from the value of the Fund’s underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay significantly more or receive significantly less than the underlying value of the shares of the Fund bought or sold.

•     Authorized Participants (“APs”), Market Makers, and Liquidity Providers Risk. The Fund has a limited number of financial institutions that may act as APs. In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, shares of the Fund may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

•     Costs of Buying or Selling Shares of the Fund. Due to the costs of buying or selling shares of the Fund, including brokerage commissions imposed by brokers and bid/ask spreads, frequent trading of shares of the Fund may significantly reduce investment results and an investment in shares of the Fund may not be advisable for investors who anticipate regularly making small investments.

Mid and Small Capitalization Stock Risk. The value of mid and small capitalization company stocks may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general.

New Fund Risk. The Fund is a new ETF and has only recently commenced operations. As a new fund, there can be no assurance that the Fund will grow to or maintain an economically viable size, in which case it could ultimately liquidate. The Fund’s distributor does not maintain a secondary market in the Fund’s shares. If the Fund does not grow its assets to a viable level it may be difficult for the Adviser to implement the Fund’s investment strategies and achieve the desired portfolio diversification.

New Adviser Risk. The Adviser has not previously managed an ETF, but the Adviser has extensive experience managing other registered investment companies. The Fund’s sub-adviser has extensive experience managing ETFs.

Ms. Stojic

U.S. Securities and Exchange Commission

April 7, 2021

Exhibit B

ADDITIONAL INFORMATION ABOUT THE FUND’S INVESTMENTS

The investment objective for the Applied Finance Valuation Large Cap ETF is to seek long-term capital appreciation. The Fund’s investment objective may be changed by the Board of Trustees (the “Board”) of ETF Opportunities Trust (the “Trust”) without shareholder approval upon 60 days’ written notice to shareholders.

ETFs are funds that trade like other publicly-traded securities. Unlike shares of a mutual fund, which can be bought and redeemed from the issuing fund by all shareholders at a price based on NAV, shares of the Fund may be purchased or redeemed directly from the Fund at NAV solely by Authorized Participants and only in aggregations of a specified number of shares Creation Units. Also, unlike shares of a mutual fund, shares of the Fund are listed on a national securities exchange and trade in the secondary market at market prices that change throughout the day.

The Fund is actively managed and does not seek to replicate an index. The Fund is classified as “non-diversified” for purposes of the 1940 Act, which means it can take larger positions in a limited number of holdings.

Under normal circumstances, the Fund will invest at least 80% of its net assets in equity securities of large cap companies. The Fund defines large cap companies as companies with market capitalizations of $5 billion or more, measured at the time of purchase. In choosing investments, the Adviser typically selects large cap equity securities that it believes offer superior return potential and may consider, among other factors, a company’s valuation, projected future earnings, dividends, financing activity, growth potential, recent performance, and business strategy. To select securities for the Fund, the Adviser utilizes its proprietary research and valuation models that employ the factors described above to identify appropriate securities for the Fund.

As part of the Adviser’s investment process, it will calculate an intrinsic value for companies in the Fund’s investable universe to understand their attractiveness for possible investment. This valuation process considers, among other factors, a company’s profitability, competition, growth rate and cost of capital.

The Adviser anticipates generally holding at least 200 different positions in the Fund’s portfolio. The Fund’s portfolio will primarily consist of large cap companies but, at times, it may have exposure to mid and small cap companies that the Adviser believes offer superior return potential. Although the Fund generally will hold at least 200 different positions across a broad spectrum of sectors, it may at times take larger positions (greater than 5%) in certain holdings and/or sectors when its research and valuation models indicate that such investments are appropriate. The Fund will operate as a non-diversified fund which means it can take larger positions in a limited number of holdings. The Adviser abstains from making sector bets and instead focuses its effort on identifying individual stocks that will outperform the overall market.

Ms. Stojic

U.S. Securities and Exchange Commission

April 7, 2021

The Fund may also invest in convertible securities, preferred stocks and rights and warrants. A convertible security is a security that may be converted either at a stated price or rate within a specified period of time into a specified number of shares of common stock. By investing in convertible securities, the Fund seeks the opportunity, through the conversion feature, to participate in the capital appreciation of the common stock into which the securities are convertible, while investing at a better price than may be available on the common stock or obtaining a higher fixed rate of return than is available on common stock. The value of a convertible stock security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock). The Fund’s investment in preferred stocks, which are unlike common stocks, offer a stated dividend rate payable from a corporation’s earnings. Investments by the Fund in warrants and rights act in a similar manner as call options because they offer the Fund the right to purchase equity securities at a specific price during the life of the warrant and right and are valid for a specific period of time (generally 2 or more years for warrants). Rights are similar to warrants, but normally have a short duration and are distributed by the issuer to its shareholders.

The Adviser will typically sell a company from the Fund’s portfolio when the Adviser believes it no longer offers superior investment potential. The Adviser may also sell positions that have grown too large relative to the overall portfolio.

ADDITIONAL INFORMATION ABOUT RISK

It is important that you closely review and understand the risks of investing in the Fund. The Fund’s NAV and investment return will fluctuate based upon changes in the value of its portfolio securities. You could lose money on your investment in the Fund, and the Fund could underperform other investments. There is no guarantee that the Fund will meet its investment objective. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Below are some of the specific risks of investing in the Fund.

Principal Risks

Equity Securities Risk. Since it purchases equity securities, the Fund is subject to the risk that stock prices will fall over short or extended periods of time. Historically, the equity markets have moved in cycles, and the value of the Fund’s equity securities may fluctuate from day to day. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. These factors contribute to price volatility, which is a principal risk of investing in the Fund. Investments in equity securities may be more volatile than investments in other asset classes.

Ms. Stojic

U.S. Securities and Exchange Commission

April 7, 2021

Market Risk. The value of securities in the Fund’s overall portfolio will fluctuate and, as a result, the Fund’s share price may decline suddenly or over a sustained period. The Fund’s investments may decline in value due to factors affecting individual issuers (such as the results of supply and demand), or sectors within the securities markets. The value of a security or other investment also may go up or down due to general market conditions that are not specifically related to a particular issuer, such as real or perceived adverse economic conditions, changes in interest rates or exchange rates, or adverse investor sentiment generally. In addition, unexpected events, such as the spread of diseases; natural, environmental or man-made disasters; financial, political or social disruptions; terrorism and war; and other tragedies or catastrophes, can cause investor fear and panic, which can adversely affect companies, sectors, nations, regions and the market in general, in ways that cannot necessarily be foreseen. During a general downturn in the securities markets, many asset classes may decline in value. When markets perform well, there can be no assurance that securities or other investments held by the Fund will participate in or otherwise benefit from the advance. A reduction in a country’s growth rate could have an adverse effect on the prices of the various stocks held by the Fund.

Management Risk. The strategies used by the Adviser may fail to produce the intended result. The Fund will be actively managed and could experience losses (realized and unrealized) if the Adviser’s judgment about markets, interest rates or the attractiveness, relative values, liquidity, or potential appreciation of particular investments made for the Fund’s portfolio prove to be incorrect. There can be no guarantee that the investment strategies or the Adviser’s actions as it relates to investment decisions for the Fund will produce the desired results. Additionally, legislative, regulatory, or tax developments may affect the Fund’s investment strategies and therefore adversely affect the ability of the Fund to achieve its investment objective.

Large Cap Risk. Larger, more established companies may be unable to attain the high growth rates of successful, smaller companies during periods of economic expansion. Large cap companies may be less able than mid and small cap companies to adapt to changing market conditions. During different market cycles, the performance of large cap companies has trailed the overall performance of the broader securities markets.

Risks of Investment Selection. The Fund's investment success depends on the skill of the Adviser in evaluating, selecting, and monitoring the portfolio assets. If the Adviser's conclusions about growth rates or securities values are incorrect, the Fund may not perform as anticipated. Additionally, the Adviser may not implement the investment strategy successfully and the Fund may fail to attract sufficient assets to realize economies of scale.

Risk of Other Equity Securities. Other equity securities in which the Fund may invest include convertible securities, preferred securities, rights and warrants.

Convertible Securities. Convertible securities are subject to the risks and price fluctuations of the underlying stock. They may be subject to the risk that the issuer will not be able to pay interest or dividends when due and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. Some convertible preferred stocks have a conversion or call feature that allows the issuer to redeem the stock before the conversion date, which could diminish the potential for capital appreciation on the investment.

Ms. Stojic

U.S. Securities and Exchange Commission

April 7, 2021

Preferred Securities. The fixed dividend rate of preferred stocks may cause their prices to behave more like those of debt securities. If interest rates rise, the value of preferred stock having a fixed dividend rate tends to fall. Preferred stock generally ranks behind debt securities in claims for dividends and assets of the issuer in a liquidation or bankruptcy.

Rights and Warrants. The price of a warrant does not necessarily move parallel to the price of the underlying security and is generally more volatile than that of the underlying security. Rights are similar to warrants, but normally have a shorter duration. The market for rights or warrants may be very limited and it may be difficult to sell them promptly at an acceptable price. Rights and warrants have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Sector Risk. Sector risk is the possibility that securities within the same group of industries will decline in price due to sector-specific market or economic developments. If the Fund invests more heavily in a sector, the value of its shares may be especially sensitive to factors and economic risks that specifically affect that sector.

Non-Diversification Risk. The Fund is a non-diversified portfolio, which means that it has the ability to take larger positions in a smaller number of securities than a portfolio that is "diversified." Non-diversification increases the risk that the value of the Fund could go down because of the poor performance of a single investment or limited number of investments.

ETF Structure Risks. The Fund is structured as an ETF and as a result is subject to special risks, including:

•     Trading Issues Risk. Although it is expected that shares of the Fund will remain listed for trading on the Exchange, trading in Fund shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Fund shares inadvisable, such as extraordinary market volatility. There can be no assurance that shares of the Fund will continue to meet the listing requirements of the Exchange or will trade with any volume. There is no guarantee that an active secondary market will develop for shares of the Fund. In stressed market conditions, the liquidity of shares of the Fund may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than shares of the Fund. This adverse effect on liquidity for the Fund’s shares in turn could lead to differences between the market price of the Fund’s shares and the underlying value of those Shares.

•     Market Price Variance Risk. The market prices of shares of the Fund will fluctuate in response to changes in NAV and supply and demand for Fund shares and will include a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. There may be times when the market price and the NAV vary significantly. This means that shares of the Fund may trade at a discount to NAV. The market price of Fund shares may deviate from the value of the Fund’s underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay significantly more or receive significantly less than the underlying value of the shares of the Fund bought or sold.

Ms. Stojic

U.S. Securities and Exchange Commission

April 7, 2021

•     Authorized Participants (“APs”), Market Makers, and Liquidity Providers Risk. The Fund has a limited number of financial institutions that may act as APs. In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, shares of the Fund may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

•     Costs of Buying or Selling Shares of the Fund. Due to the costs of buying or selling shares of the Fund, including brokerage commissions imposed by brokers and bid/ask spreads, frequent trading of shares of the Fund may significantly reduce investment results and an investment in shares of the Fund may not be advisable for investors who anticipate regularly making small investments.

Mid and Small Capitalization Stock Risk. The value of mid and small capitalization company stocks may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general. While mid and small capitalization companies may offer substantial opportunities for capital growth, they also may involve more risks than larger capitalization companies. Historically, mid and small capitalization company securities have been more volatile in price than larger company securities, especially over the short term. Among the reasons for the greater price volatility are the less certain growth prospects of mid and small capitalization companies, the lower degree of liquidity in the markets for such securities, and the greater sensitivity of mid and small capitalization companies to changing economic conditions. In addition, mid and small capitalization companies may lack depth of management, be unable to generate funds necessary for growth or development, have limited product lines or be developing or marketing new products or services for which markets are not yet established and may never become established. In addition, mid and small capitalization companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying loans, particularly those with floating interest rates.

New Fund Risk. The Fund is a new ETF and has only recently commenced operations. As a new fund, there can be no assurance that the Fund will grow to or maintain an economically viable size, in which case it could ultimately liquidate. The Fund’s distributor does not maintain a secondary market in the Fund’s shares. If the Fund does not grow its assets to a viable level it may be difficult for the Adviser to implement the Fund’s investment strategies and achieve the desired portfolio diversification. This could result in the Fund being liquidated at any time without shareholder approval and at a time that may not be favorable for all shareholders. Such liquidation could have negative tax consequences.

New Adviser Risk. The Adviser has not previously managed an ETF but the Adviser has extensive experience managing other registered investment companies. The Fund’s sub-adviser has extensive experience managing ETFs.

Ms. Stojic

U.S. Securities and Exchange Commission

April 7, 2021

Other Risks for the Fund

Cyber Security Risk. Failures or breaches of the electronic systems of the Fund, the Adviser, the Sub-Adviser and/or the Fund’s other service providers, market makers, Authorized Participants or the issuers of securities in which the Fund invests have the ability to cause disruptions and negatively impact the Fund’s business operations, potentially resulting in financial losses to the Fund and their shareholders. While the Fund has established business continuity plans and risk management systems seeking to address system breaches or failures, there are inherent limitations in such plans and systems. Furthermore, the Fund cannot control the cyber security plans and systems of the Fund’s service providers, market makers, Authorized Participants or issuers of securities in which the Fund invest.

Health Crisis Risk. A widespread health crisis, such as a global pandemic, could cause substantial market volatility, exchange trading suspensions or restrictions and closures of securities exchanges and businesses, impact the ability to complete redemptions, and adversely impact Fund performance. An outbreak of an infectious respiratory illness, COVID-19, caused by a novel coronavirus, was first detected in China in December 2019 and spread globally. As of the date of this prospectus, this outbreak has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, disruptions in markets, lower consumer demand, layoffs, defaults and other significant economic impacts, as well as general concern and uncertainty. These types of market disruptions may adversely impact the Fund’s investments, including impairing hedging activity to the extent the Fund engages in such activity, as expected correlations between related markets or instruments may no longer apply. In addition, to the extent the Fund invests in short-term instruments that have negative yields, the Fund’s value may be impaired as a result. Any suspension of trading in markets in which the Fund invests will have an impact on the Fund and its investments and will impact the Fund’s ability to purchase or sell securities in those markets. The impact of this outbreak has adversely affected the economies of many nations and the entire global economy and may impact individual issuers and capital markets in ways that cannot be foreseen. The duration of the outbreak and its effects cannot be determined with any certainty.

In the past, governmental and quasigovernmental authorities and regulators throughout the world have responded to major economic disruptions with a variety of fiscal and monetary policy changes, including direct capital infusions into companies and other issuers, new monetary policy tools, and lower interest rates. An unexpected or sudden reversal of these policies, or the ineffectiveness of such policies, is likely to increase market volatility, which could adversely affect the Fund’s investments.

The outbreak could also impair the information technology and other operational systems upon which the Fund’s service providers rely and could otherwise disrupt the ability of employees of the Fund’s service providers to perform critical tasks relating to the Fund. Other infectious illness outbreaks that may arise in the future could have similar or other unforeseen effects. Public health crises may exacerbate other pre-existing political, social, and economic risks in certain countries or globally.

Ms. Stojic

U.S. Securities and Exchange Commission

April 7, 2021

Temporary Investments

To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total assets, without limitation, in high-quality short-term debt securities.  These short-term debt securities include: money market mutual funds, treasury bills, commercial paper, certificates of deposit, bankers’ acceptances, U.S. Government securities and repurchase agreements. While the Fund is in a defensive position, the opportunity to achieve its investment objective will be limited.  The Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies. When the Fund takes such a position, it may not achieve its investment objective. It is expected that such a defensive change will be rare.